Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 2, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s signs voluntary licensing agreement with Gilead Sciences to manufacture and commercialise Lenacapavir in India and other countries”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	RICHA PERIWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	richaperiwal@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s signs voluntary licensing agreement with Gilead Sciences to manufacture and commercialise Lenacapavir in India and other countries

Hyderabad India; October 2, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), today announced that it has entered into a royalty-free non-exclusive voluntary licensing agreement with Gilead Sciences Ireland UC for the manufacture and commercialisation of the drug, Lenacapavir, in India and 120 other countries.

Lenacapavir is a United States Food and Drug Administration (USFDA) approved drug indicated for the treatment of human immunodeficiency virus type 1 (HIV-1) infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimen due to resistance, intolerance, or safety considerations. Additionally, Lenacapavir is currently under investigation for the prevention of HIV (PrEP) which is yet to be approved globally.

Gilead Sciences first launched Lenacapavir under the brand name Sunlenca® in the United States and Europe markets in the year 2022. It is a first-in-class HIV-1 capsid inhibitor.

Dr. Reddy’s has been granted a non-exclusive voluntary licence to manufacture Lenacapavir and market it in 120 countries, for the current approved indication of HIV treatment in heavily treatment-experienced (HTE) adults with multi-drug resistant HIV. Dr. Reddy's will be responsible for technology transfer at its manufacturing site, conducting bioequivalence/clinical studies, product registration and launch in the agreed markets. Additionally, the agreement grants licence to Dr. Reddy’s to manufacture and commercialise lenacapavir for the indication of prevention of HIV (PrEP) in 120 countries, if approved.

Deepak Sapra, Chief Executive Officer- API and Services, Dr. Reddy’s Laboratories Ltd., said: "Lenacapavir marks an important milestone for Dr. Reddy’s in patient access and affordability for pre and post exposure treatment of HIV. The collaboration with Gilead will help us make this latest treatment option available to patients in 120 primarily low- and lower- middle income countries, including in India. Many of these countries have a very high disease burden of HIV. This is an important endeavour in our journey to create impact on 1.5 billion patients by 2030.”

About Lenacapavir:

Lenacapavir is approved in multiple countries for the treatment of adults with multi-drug resistant HIV in combination with other antiretrovirals. The use of lenacapavir for HIV prevention is investigational and the safety and efficacy of lenacapavir for this use have not been established.

The multi-stage mechanism of action of lenacapavir is distinguishable from other currently approved classes of antiviral agents. While most antivirals act on just one stage of viral replication, lenacapavir is designed to inhibit HIV at multiple stages of its lifecycle and has no known cross resistance exhibited in vitro to other existing drug classes.

Lenacapavir is being evaluated as a long-acting option in multiple ongoing and planned early and late-stage clinical studies in Gilead's HIV prevention and treatment research program. Lenacapavir is being developed as a foundation for potential future HIV therapies with the goal of offering both long-acting oral and injectable options with several dosing frequencies, in combination or as a mono agent, that help address individual needs and preferences of people and communities affected by HIV1.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.

[1]	https://www.gilead.com/news/news-details/2024/gileads-twiceyearly-lenacapavir-for-hiv-prevention-reduced-hiv-infections-by-96-and-demonstrated-superiority-to-daily-truvada